

September 16, 2011

<u>Via U.S. Mail</u>
Dennis Kjeldsen
TeamUpSport Inc.
700 Gillard Street
Wallaceburg, Ontario, N8A 4Z5, Canada

> **Re:** **TeamUpSport Inc.**
> **Registration Statement on Form S-1**
> **Filed August 22, 2011**
> **File No. 333-176429**

Dear Mr. Kjeldsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your fee table indicates that the amount of shares to be registered is 1,950,000 shares. Throughout the remainder of your document, as well as in your legality opinion, however, you indicate that the amount of shares to be registered is 1,900,000. Please advise or revise your document throughout to correct this inconsistency.

Risk Factors

General

2. We note that you state under one risk factor subcaption that your ongoing expenses will increase by approximately $10,000 once you become a reporting company. You state under another risk factor subcaption that these costs could range up to $15,000. Please

clarify as to whether you are indicating that there will be a total increase of $25,000 in expenses.

3.   We refer to the biography of Mr. Kjeldsen, your sole officer and director, on page 25. It is unclear whether Mr. Kjeldsen's has any accounting and financial experience. You should consider including risk factor disclosure regarding any risks associated with Mr. Kjeldsen being responsible for preparing your financial statements and developing and assessing your internal control over financial reporting.

"The costs to meet our reporting and other requirements as a public company subject to the Exchange Act of 1934…", page 6

4.   As part of the expenses associated with becoming a reporting company, you include expenses for annual reports and proxy statements. While you indicate on page 33 that you intend to file a Form 8-A within 30-60 days following the effectiveness of your registration statement, you should revise this risk factor disclosure to clearly indicate that immediately upon effectiveness, you will be required to file only those reports required by Section 15(d). In this regard, we note your disclosure under the risk factor subcaption "Until we become a fully reporting company…" on page 6.

Plan of Distribution and Selling Shareholders, page 10

5.   Please confirm, if true, that none of the selling shareholders listed on page 13 are registered broker-dealers or affiliates of registered broker-dealers.

Description of Business, page 14

6.   Given that you currently do not have sufficient capital to complete the second and third stages of your business plan, and you have not secured financing to complete these stages, please revise your document to clearly indicate that the features of your product is based solely on your expectations. In this regard, we note by way of example, without limitation, your statements regarding your website's competitive advantage on page 15. Clarify that you do not currently have an operating website.

Marketing, page 19

7.   Please provide factual support for any claims made about your target market or marketing methods. In this regard, we note, by way of example, your statement that "There is little doubt that the major method for marketing and promotion of social networking sites is viral marketing." We also note your statement on page 14 that your target markets – sports participants and sports fans – are both very large, and the market for sports fans is much greater. Alternatively, revise your document to clearly indicate that statements are based solely on your beliefs.

Executive Compensation

Summary Compensation Table, page 27

8.   You state that your summary compensation table summarizes compensation awarded for
        your last two completed fiscal years. Given that you have an inception date of October 4,
        2010, and your most recently completed fiscal year ended on May 31, 2011, you should
        revise this statement to clearly indicate the period covered by your summary
        compensation table.

Statement of Shareholders' Equity, page 38

9.   Please address the following items related to your shareholders' equity:

        • Please clarify the nature of your Subscriptions column in your statement of
          shareholders' equity. In this regard, we note your disclosures on page 31, that you
          completed an offering of 2,866,698 shares of common stock on October 22, 2010 and
          an offering of 1,900,000 shares of your common stock on June 1, 2011. Your
          disclosures indicate proceeds received from these offerings.
        • Tell us and disclose why the shares related to the offering completed on October 22,
          2010 have not been issued as of May 31, 2011, as indicated in your statement of
          shareholders' equity.
        • Please confirm that all cash proceeds have been received as of May 31, 2011.
        • Please tell us why your statement of shareholders' equity does not include a column
          for Additional Paid in Capital.
        • In light of your disclosure on page 31 related to the completion of an offering of
          common stock on October 22, 2010, clarify your disclosure on page 42 that you have
          not issued stock as of May 31, 2011. Similar disclosures are noted on page 44.
        • Please tell us why you include the proceeds of $38,000 in your cash balance as of
          May 31, 2011. In this regard, we note your disclosure on page 31, that this offering
          was completed on June 1, 2011.
        • Please confirm that the shares related to the offering completed on June 1, 2011, were
          issued as of this date.

Notes to Financial Statements

10.   Your disclosure indicates that your principal executive offices are located in Canada.
        Please disclose your functional currency. In addition, disclose your reporting currency.

11.   Please identify your fiscal year-end in your footnotes.

Note 9. Subsequent Events, page 44

12.   We note that you have evaluated subsequent events through July 23, 2011, which you
        disclose is the date your financial statements were available to be issued. We further note

that the audit report of your independent registered public accounting firm is dated July 25, 2011. Please advise. Refer to FASB ASC 855-10-50-1.

13.   Your disclosure on page 31 indicates that you completed an offering of 1,900,000 shares of common stock on June 1, 2011. Please tell us how you determined that this offering should not be disclosed as a subsequent event.

Table of Exhibits, page 48

Exhibit 5.1

14.   We note that your legality opinion is addressed to the Commission's prior address. Please have your counsel provide a revised opinion with your amended filing, which correctly addresses the opinion to the Commission's current address, which is 100 F. Street, N.E., Washington, D.C. 20549.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (303) 482-2731
        Jody M. Walker, Esq.